COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3743

January 31, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Series Trust I (the “Registrant”) on behalf of the following series (the “Funds”): Columbia Asset Allocation Fund and Columbia Liberty Fund

Post-Effective Amendment No. 117 (the “Post-Effective Amendment”)

Registration File Nos.: 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

On January 25, 2011, pursuant to Rule 461(a) under the Securities Act of 1933, the Registrant and its distributor requested that the effectiveness of Post-Effective Amendment No. 114 on Form N-1A, which relates solely to the Registrant’s Columbia Asset Allocation Fund and Columbia Liberty Fund series, be accelerated. The Registrant is filing the Post-Effective Amendment pursuant to Rule 485(a) to respond to certain comments of the staff of the Securities and Exchange Commission to Post-Effective Amendment No. 114 and to incorporate certain other changes that, had the Post-Effective Amendment been filed pursuant to Rule 485(b), would not have rendered it ineligible to become effective pursuant to paragraph (b) of Rule 485.

The Registrant respectfully requests that the effectiveness of the Post-Effective Amendment be accelerated to 10 a.m. on January 31, 2011, or as soon thereafter as practicable. Because the Post-Effective Amendment was filed under Rule 485(a), the Registrant has designated on its facing sheet an effective date 60 days after the filing date. Despite this effective date on the facing sheet, the Registrant dated the prospectuses and Statement of Additional Information within the Post-Effective Amendment February 1, 2011 in anticipation of the effectiveness being accelerated.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions or comments, please do not hesitate to contact the undersigned at 617.772.3743.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga Assistant Secretary Columbia Funds Series Trust I One Financial Center Boston, MA 02111